Exhibit (c)(3) November 2023 Project Star Buyer Outreach Update Strictly Confidential. Not for Distribution.

Disclaimer ¡ This presentation, and any supplemental information (written or oral) or other documents provided in connection therewith (collectively, the “materials”), are provided solely for the information of the Special Committee (the “Committee”) of the Board of Directors (the “Board”) of Astra Space, Inc. (the “Company”) by Houlihan Lokey in connection with the Committee’s consideration of a potential transaction (the “Transaction”) involving the Company. This presentation is incomplete without reference to, and should be considered in conjunction with, any supplemental information provided by and discussions with Houlihan Lokey in connection therewith. Any defined terms used herein shall have the meanings set forth herein, even if such defined terms have been given different meanings elsewhere in the materials. ¡ The materials are for discussion purposes only. Houlihan Lokey expressly disclaims any and all liability, whether direct or indirect, in contract or tort or otherwise, to any person in connection with the materials. The materials were prepared for specific persons familiar with the business and affairs of the Company for use in a specific context and were not prepared with a view to public disclosure or to conform with any disclosure standards under any state, federal or international securities laws or other laws, rules or regulations, and none of the Committee, the Company or Houlihan Lokey takes any responsibility for the use of the materials by persons other than the Committee. The materials are provided on a confidential basis solely for the information of the Committee and may not be disclosed, summarized, reproduced, disseminated or quoted or otherwise referred to, in whole or in part, without Houlihan Lokey’s express prior written consent. ¡ Notwithstanding any other provision herein, the Company (and each employee, representative or other agent of the Company) may disclose to any and all persons without limitation of any kind, the tax treatment and tax structure of any transaction and all materials of any kind (including opinions or other tax analyses, if any) that are provided to the Company relating to such tax treatment and structure. However, any information relating to the tax treatment and tax structure shall remain confidential (and the foregoing sentence shall not apply) to the extent necessary to enable any person to comply with securities laws. For this purpose, the tax treatment of a transaction is the purported or claimed U.S. income or franchise tax treatment of the transaction and the tax structure of a transaction is any fact that may be relevant to understanding the purported or claimed U.S. income or franchise tax treatment of the transaction. If the Company plans to disclose information pursuant to the first sentence of this paragraph, the Company shall inform those to whom it discloses any such information that they may not rely upon such information for any purpose without Houlihan Lokey’s prior written consent. Houlihan Lokey is not an expert on, and nothing contained in the materials should be construed as advice with regard to, legal, accounting, regulatory, insurance, tax or other specialist matters. Houlihan Lokey’s role in reviewing any information was limited solely to performing such a review as it deemed necessary to support its own advice and analysis and was not on behalf of the Committee. ¡ The materials necessarily are based on financial, economic, market and other conditions as in effect on, and the information available to Houlihan Lokey as of, the date of the materials. Although subsequent developments may affect the contents of the materials, Houlihan Lokey has not undertaken, and is under no obligation, to update, revise or reaffirm the materials. The materials are not intended to provide the sole basis for evaluation of the Transaction and do not purport to contain all information that may be required. The materials do not address the underlying business decision of the Company or any other party to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party. The materials do not constitute any opinion, nor do the materials constitute a recommendation to the Board, the Committee, the Company, any security holder of the Company or any other party as to how to vote or act with respect to any matter relating to the Transaction or otherwise or whether to buy or sell any assets or securities of any company. Houlihan Lokey’s only opinion is the opinion, if any, that is actually delivered to the Committee. In preparing the materials Houlihan Lokey has acted as an independent contractor and nothing in the materials is intended to create or shall be construed as creating a fiduciary or other relationship between Houlihan Lokey and any party. The materials may not reflect information known to other professionals in other business areas of Houlihan Lokey and its affiliates. ¡ The preparation of the materials was a complex process involving quantitative and qualitative judgments and determinations with respect to the financial, comparative and other analytic methods employed and the adaption and application of these methods to the unique facts and circumstances presented and, therefore, is not readily susceptible to partial analysis or summary description. Furthermore, Houlihan Lokey did not attribute any particular weight to any analysis or factor considered by it, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. Each analytical technique has inherent strengths and weaknesses, and the nature of the available information may further affect the value of particular techniques. Accordingly, the analyses contained in the materials must be considered as a whole. Selecting portions of the analyses, analytic methods and factors without considering all analyses and factors could create a misleading or incomplete view. The materials reflect judgments and assumptions with regard to industry performance, general business, economic, regulatory, market and financial conditions and other matters, many of which are beyond the control of the participants in the Transaction. Any estimates of value contained in the materials are not necessarily indicative of actual value or predictive of future results or values, which may be significantly more or less favorable. Any analyses relating to the value of assets, businesses or securities do not purport to be appraisals or to reflect the prices at which any assets, businesses or securities may actually be sold. The materials do not constitute a valuation opinion or credit rating. The materials do not address the consideration to be paid or received in, the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise. Furthermore, the materials do not address the fairness of any portion or aspect of the Transaction to any party. In preparing the materials, Houlihan Lokey has not conducted any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of the Company or any other party and has no obligation to evaluate the solvency of the Company or any other party under any law. 2

Disclaimer (cont.) ¡ All budgets, projections, estimates, financial analyses, reports and other information with respect to operations (including, without limitation, estimates of potential cost savings and synergies) reflected in the materials have been prepared by management of the relevant party or are derived from such budgets, projections, estimates, financial analyses, reports and other information or from other sources, which involve numerous and significant subjective determinations made by management of the relevant party and/or which such management has reviewed and found reasonable. The budgets, projections and estimates (including, without limitation, estimates of potential cost savings and synergies) contained in the materials may or may not be achieved and differences between projected results and those actually achieved may be material. Houlihan Lokey has relied upon representations made by management of the Company and other participants in the Transaction that such budgets, projections and estimates have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management (or, with respect to information obtained from public sources, represent reasonable estimates), and Houlihan Lokey expresses no opinion with respect to such budgets, projections or estimates or the assumptions on which they are based. The scope of the financial analysis contained herein is based on discussions with the Company (including, without limitation, regarding the methodologies to be utilized), and Houlihan Lokey does not make any representation, express or implied, as to the sufficiency or adequacy of such financial analysis or the scope thereof for any particular purpose. ¡ Houlihan Lokey has assumed and relied upon the accuracy and completeness of the financial and other information provided to, discussed with or reviewed by it without (and without assuming responsibility for) independent verification of such information, makes no representation or warranty (express or implied) in respect of the accuracy or completeness of such information and has further relied upon the assurances of the Company and other participants in the Transaction that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. In addition, Houlihan Lokey has relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company or any other participant in the Transaction since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to, discussed with or reviewed by Houlihan Lokey that would be material to its analyses, and that the final forms of any draft documents reviewed by Houlihan Lokey will not differ in any material respect from such draft documents. ¡ The materials are not an offer to sell or a solicitation of an indication of interest to purchase any security, option, commodity, future, loan or currency. The materials do not constitute a commitment by Houlihan Lokey or any of its affiliates to underwrite, subscribe for or place any securities, to extend or arrange credit, or to provide any other services. In the ordinary course of business, certain of Houlihan Lokey’s affiliates and employees, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade or otherwise effect transactions, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, any Transaction counterparty, any other Transaction participant, any other financially interested party with respect to any transaction, other entities or parties that are mentioned in the materials, or any of the foregoing entities’ or parties’ respective affiliates, subsidiaries, investment funds, portfolio companies and representatives (collectively, the “Interested Parties”), or any currency or commodity that may be involved in the Transaction. Houlihan Lokey provides mergers and acquisitions, restructuring and other advisory and consulting services to clients, which may have in the past included, or may currently or in the future include, one or more Interested Parties, for which services Houlihan Lokey has received, and may receive, compensation. Although Houlihan Lokey in the course of such activities and relationships or otherwise may have acquired, or may in the future acquire, information about one or more Interested Parties or the Transaction, or that otherwise may be of interest to the Board, the Committee, or the Company, Houlihan Lokey shall have no obligation to, and may not be contractually permitted to, disclose such information, or the fact that Houlihan Lokey is in possession of such information, to the Board, the Committee, or the Company or to use such information on behalf of the Board, the Committee, or the Company. Houlihan Lokey’s personnel may make statements or provide advice that is contrary to information contained in the materials. 3

Buyer Outreach Update

Select Parties Pre-Dating HL Involvement

Firm	Commentary	Status / Action Items
Pendrell	• Previously submitted a term sheet to PJT/company for purchase of 50.1% stake in ASE • Houlihan and Management have engaged with Pendrell to gauge their continued interest in purchasing ASE following the recent corporate actions and announcements • Received a business update on 11/9 • While they have completed meaningful work, their interest in ASE is effectively predicated on being able to entirely separate the two business lines which we understand as complicated and time-consuming process • Requested updated ASE forecast – management confirmed no changes • Vocalized that with deliveries moving back and more cash needed to get to breakeven, their valuation has probably been cut in half (~$25M) • Even with additional information, Pendrell indicated a potential reluctance to dig-in, as they are not interested in being part of a competitive process	• Pendrell shared diligence requests on 11/16 • Pending Special Committee approval, send process letter requesting proposal by 11/28
AE Industrial	• Contacted during PJT process • 11/6 discussion whereby AE indicated they would like to be contacted in the event of a bankruptcy process or discrete equipment sales	• N/A
Blue Origin	• Originally was teaming up with Cerberus on a purchase for the entire ASE business • Submitted a bid for the equipment based on directive from management (proposal to purchase certain pieces of equipment for $1.6M) • Management has indicated equipment core to ASE operations, with replacement value of $5M	• Special Committee determined to decline to engage at this time • Coordinate with management on closing the loop
Cerberus	• Management Presentation and diligence conducted on ASE • Passed, citing lack of sufficient operational history and the fact that ASE is not mature enough to fit within their fund mandate	• They are still quite interested in the technology and business; requested a call back in 6-9 months if ASE is still available to purchase • Indicated a willingness to pay a premium for a de-risked business
Rocket Lab	• Seemed interested prior to Rocket Lab's launch failure • Company recommended HL reach out after HT note purchase	• HL contacted Peter Beck and Adam Spice on 11/8 • Unresponsive to date
SAFRAN	• Management Presentation received in mid October, followed by initial diligence • Foreign owned	• N/A • Have not been active
Terran	• Management Presentation received in September, followed by initial diligence • Terran Orbital shareholder group recently called for replacement of CEO following a 94% share price decline – current financial position and public news suggest substantial organic priorities	• N/A • Have not been active

Inactive

4 | Houlihan Lokey

Buyer Outreach Update (cont.)

Discussions with Other Parties

Firm	Commentary	Status / Action Items
Moog	• An intro call was held with Moog Thursday, 11/9 • Most traditional defense group involved and active • Very beginning stages of evaluating materials (e.g., it was clear that they have done minimal work since being in the data room)	• HL spoke with 11/14 – confirmed interest in ASE • Moog provided detailed Q&A list 11/17 • Pending Special Committee approval, send process letter requesting proposal by 11/28
Monocle	• Investment team working on behalf of large asset manager (would not specify specific group) with a mandate to deploy into the A&D ecosystem • Leadership previously ran Loral Space, and various other space assets • Interested is specific to ASE	• HL spoke with 11/16 – confirmed interest in ASE • HL shared NDA 11/17 • Pending Special Committee approval, send process letter requesting proposal by 11/28
Relativity Space	• Introductory call held 11/17 following inbound e-mail to HL • Interest pertained to specific assets / equipment • Minority investor (Blackstone) previously contacted during PJT outreach	• N/A • Interested solely in equipment
SpaceX	• HL reached out to CFO to gauge interest • SpaceX indicated no interest in discussing Astra	• N/A
Trousdale Ventures	• Martin made an introduction to Trousdale Ventures (early stage VC, with a number of investments in defense / space technology) • Typically write $250K-$15M equity checks • Interest in Astra was around pursuing discrete assets / equipment for utilization or consumption in their other businesses. They indicated that could come in the form of a take private, but that would be followed by shuttering a substantial portion of Astra • Would be interested in partnering with a group, which we read to mean they do not have the requisite capital to take the lead here. We have some knowledge of their holdings, which we know have their own cash burn challenges	• Given concerns regarding financial wherewithal, we do not think incremental support is an effective use of management's time • N/A, barring a different approach recommended by the SC

Inactive

5 | Houlihan Lokey

Buyer Outreach Update (cont.) International Parties Firm Commentary Status / Action Items Latitude• International group which had expressed interest during the bridge financing timeframe• They are willing to do the work, so long as Special (which we had to cancel the site visit for) Committee supports • Interest remains, subject to continued diligence• Pending Special Committee approval, send process letter requesting proposal by 11/28 • Interest in Launch business Rocket Factory • HL spoke with the CEO of Rocket Factory 11/10• Recently under NDA and given VDR access • German rocket business, with backing from OHB and KKR, which had reached out • HL has raised the question on timing to close amidst following the Adam and Chris announcement regulatory requirements – Rocket Factory to respond • We understood that they were contacted by PJT previously (via KKR investment in OHB)• Pending Special Committee approval, send process letter requesting proposal by 11/28 • Viewing acquisition as a means to gain critical technology and gain a US footprint. While OHB and Rocket Factory will have $50M+ of cash on hands, it seems like this would very clearly need KKR buy-in to go anywhere. PLD Space• Group introduced by Deutsche Bank• To confirm no interest in utilizing management bandwidth for equipment disposals • Spoke with 11/13. Interest was really around specific equipment / hardware. • Would need to raise capital to pursue Astra in any meaningful way Inactive 6

CORPORATE FINANCE FINANCIAL RESTRUCTURING FINANCIAL AND VALUATION ADVISORY HL.com